Exhibit 99-II

Xstrata Capital Holdings Pty Limited
ACN 111 756 337
a subsidiary of Xstrata plc

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000
7 February 2005

Dear WMC Shareholder,

XSTRATA OFFER INCREASED TO $7.20 PER SHARE

I am pleased to inform you that Xstrata plc (“Xstrata”) has increased the cash offer by Xstrata Capital Holdings Pty Limited, its subsidiary, for your WMC Shares to $7.20 per share (the “Increased Offer”), representing an increase of $1 billion or 13.4% on Xstrata’s initial offer and valuing WMC at over $8.4 billion. Unless extended, the offer is scheduled to close on 28 February 2005.

The Increased Offer is final, and Xstrata will not consider any increase to the Increased Offer price, unless a superior proposal is announced by WMC or a higher bidder.

The Increased Offer recognises the full value of WMC and provides WMC shareholders with certain cash value for their shares at a substantial premium to pre-speculation market prices. Xstrata’s Increased Offer takes into consideration the views of the WMC board, the discussions we have had with WMC shareholders and the market trading since 28 October 2004.

It is important to highlight that, while we continue to believe that the merger of WMC and Xstrata would create a powerful global mining entity, WMC is only one of a number of attractive strategic growth options available to Xstrata. We therefore have conduced that it is important that our offer is concluded as soon as possible both for Xstrata and for WMC employees and shareholders.

Accordingly, we have taken the decision to increase our offer by $1 billion and make to you Xstrata’s Increased Offer of $7.20 per share and to declare this offer final unless a superior proposal is announced by WMC or another bidder.

A supplementary bidder’s statement and a notice of variation are enclosed with this letter. You should read these documents in full along with the original Xstrata bidder’s statement.

ACCEPT THE INCREASED OFFER NOW

You should consider the following six points carefully as you consider your response to Xstrata’s Increased Offer.

1.	Offer is final

Xstrata reserves the right to consider a further increase in its offer price only if a superior proposal is announced by WMC or another bidder. Otherwise, the Increased Offer of $7.20 per share is final.

A superior proposal is any competing control transaction that would result in a change of control of WMC if successful (including a takeover bid, scheme of arrangement, or reduction of capital), or any dual company structure proposal, in each case which is superior to the Increased Offer.

Simply withholding your acceptance will not result in Xstrata offering a higher price for your shares. But it may result in Xstrata’s Increased Offer lapsing and no longer being available to you.

2.	The Increased Offer represents full value for your shares

The Increased Offer of $7.20 per share values WMC’s entire issued share capital at $8.4 billion compared to its market value of $5.7 billion before market speculation about an offer, and represents a premium of approximately:

•	46.3% above the closing WMC share price of $4.92 on the day prior to speculation of Xstrata’s approach to the WMC board;
•	42.3% above the volume weighted average WMC share price of $5.06 during the three months prior to speculation of Xstrata’s approach to the WMC board; and
•
17 cents above the volume weighted average WMC share price of $7.03 from 28 October 2004, when Xstrata confirmed its approach to the WMC Board, to 1 February 2004, the day before Xstrata announced the Increased Offer.

3.	The Increased Offer Is within the Independent Expert’s valuation range

The Independent Expert’s valuation range presented in the Target’s Statement represents Grant Samuel’s view as to the “maximum price that could be realised in an open market” for the WMC assets. It does not represent the stand-alone value of the WMC assets nor does it represent the value of those assets to Xstrata.

Nevertheless, Xstrata’s Increased Offer price is within the $7.17 - 8.24 per share range at which the Independent Expert valued WMC shares in response to Xstrata’s initial offer. Accordingly, Xstrata’s Increased Offer should be assessed to be fair and reasonable by the Independent Expert.

Further, the Increased Offer is at the upper end of the derived stand-alone value range of WMC of $6.48 - 7.51 per share (based on the Independent Expert’s report and including a premium for control).

Xstrata has a number of concerns with the methodology and assumptions employed by Grant Samuel in formulating its valuation, which we consider is overly optimistic. If you are interested, further information regarding Xstrata’s concerns with the Grant Samuel valuation can be found on our website at www.xstrata.com/wmc

4.	The WMC share price is likely to fall materially in the absence of Xstrata’s Increased Offer

If Xstrata’s Increased Offer does not succeed you will be exposed to the value at which your WMC Shares trade on the ASX in the absence of an offer from Xstrata.

In the Target’s Statement your Directors acknowledged the “possibility” that your shares “may fall from current levels” if Xstrata’s initial offer was unsuccessful. In addition, Grant Samuel states:

“It is almost certainly the case that the recent WMC share price reflects expectations of a higher offer from Xstrata or from some other acquirer. WMC shares could trade below the Xstrata Offer price [at that time $6.35 per share] in the absence of the Xstrata Offer or some other proposal.” - Grant Samuel Letter, December 2004

Remember, WMC shares traded at $4.92 prior to market speculation regarding Xstrata’s approach to the WMC board.

You should ask yourself where your WMC shares will trade at in the event that Xstrata’s Increased Offer of $7.20 per share fails and no other bid eventuates.

5.	Your Board’s response to Xstrata’s Increased Offer

The WMC board responded to our Increased Offer with an announcement on 3 February 2005. You will note that the WMC board has not rejected our Increased Offer of $7.20, but simply “declined to endorse” the Increased Offer thus reserving their position while they “consider all options to secure the best outcome for WMC shareholders”.

Over 3 months have passed since we first confirmed our interest in acquiring WMC, yet no competing offer has emerged.

The WMC board has not stated that our Increased Offer is not a fair price. In due course, we are confident that the WMC board will recognise that Xstrata’s Increased Offer is the best outcome for WMC shareholders and will recommend acceptance.

6.	You have withdrawal rights

Xstrata’s Increased Offer contains withdrawal rights which entitle you to withdraw your acceptance at any time up until Xstrata achieves 90% acceptances for its bid. This is an important additional right for all WMC shareholders and enables you to accept Xstrata’s Increased Offer while retaining control of your shares and the ability to deal with them should new developments occur.

Given you received our Bidder’s Statement nearly 2 months ago, we have enclosed an additional acceptance form for your convenience.

CONDITIONS

The Increased Offer remains subject to the conditions set out in Appendix 2 of Xstrata’s Bidder’s Statement, except the conditions described in paragraphs (d), (e)(i), (e)(ii) and (h), which have already been satisfied. Outstanding conditions include Xstrata acquiring a relevant interest in at least 90% of the shares in WMC and approval by the Foreign Investment Review Board.

I draw to your attention that the offer is scheduled to close on 28 February 2005 and I again urge you to accept now.

Yours sincerely,

/s/ Mick Davis
Mick Davis
Chief Executive, Xstrata plc
(on behalf of Xstrata Capital Holdings Pty Limited)